Contact

www.linkedin.com/in/baileyfarren
(LinkedIn)

Top Skills

Public Speaking
Communication
Debate

Languages

English (Native or Bilingual)
American Sign Language
(Professional Working)

Honors-Awards

Dean's Highest Honors
Parliamentary Debate Finalist
1st Place Impromptu Speaker
Extemporaneous Speaking Finalist
Kay Jordan Memorial Speech
Scholarship

Bailey Farren

CEO @ Perimeter | Forbes 30 Under 30
Berkeley, California, United States

Summary

Hi there. My name is Bailey and I am the CEO and co-founder of
Perimeter, an organization dedicated to disaster preparedness
and response. As the daughter of two first responders, I strive to
empower citizens and public safety agencies with the tools and
information necessary to prepare for, respond to, and recover from
the unprecedented disasters of our times.

Experience

Perimeter
CEO
December 2018 - Present (4 years 5 months)
Berkeley, California

Alchemist Accelerator
Class XXIII participant
August 2019 - February 2020 (7 months)
San Francisco, California, United States

UC Berkeley Division of Data Sciences
Course Developer
August 2018 - August 2019 (1 year 1 month)

Sutardja Center for Entrepreneurship and Technology
Student Coordinator, Course: Data-driven Business Models
June 2018 - August 2019 (1 year 3 months)

UC Berkeley College of Engineering
Berkeley Method of Entreprenuership Bootcamp
July 2017 - August 2019 (2 years 2 months)
Turin, Italy and Berkeley, California

Participant and Volunteer

Rhetoric Society at Berkeley

President
February 2017 - May 2019 (2 years 4 months)
Berkeley, California

University of California, Berkeley
Student
August 2014 - May 2019 (4 years 10 months)

B.A. Cognitive Science

B.A. Rhetoric

Certificate in Entrepreneurship and Technology

Anodot
Data Strategist
September 2017 - December 2018 (1 year 4 months)
Anodot, 111 W Evelyn Ave Suite 308, Sunnyvale, CA 94086

Anodot illuminates data blind spots with AI-based analytics, so you will never miss another revenue leak or brand-damaging incident.

Its automated machine learning algorithms continuously analyze all your business data and alert you in real time whenever an incident occurs, even for questions you never thought to ask.

By detecting the anomalies that matter, and identifying why they happen by correlating across multiple data sources, Anodot lets you remedy urgent problems faster and capture opportunities sooner.

Anodot customers include Rubicon Project, Credit Karma, Waze, AppNexus, VF Corporation, Comcast and many others.

European Innovation Academy
Recruiter, Student Instructor, Pitch Coach
September 2017 - October 2018 (1 year 2 months)

European Innovation Academy
European Innovation Academy
July 2017 - July 2017 (1 month)
Turin, Italy

Finalist at the World's Largest Extreme Entrepreneurship program. CMO of nMesh — a company designed to bring internet access to rural communities by utilizing mesh network technology.

NATIONAL PARLIAMENTARY DEBATE ASSOCIATION
Parliamentary Debate at SRJC and UC Berkeley
August 2015 - March 2017 (1 year 8 months)
Berkeley, California

Activity Assist
Advertising Internship
September 2016 - December 2016 (4 months)
The House Fund, Berkeley, California

_____

Education

University of California, Berkeley

Bachelor's Degree, Cognitive Science, Rhetoric · (2016 - 2018)

Santa Rosa Junior College

Associate's Degree, Fine and Studio Arts · (2014 - 2016)